

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2011

Mr. Todd S. Nelson
Chief Executive Officer
Education Management Corporation
210 Sixth Avenue, 33rd Floor
Pittsburgh, PA 15222

>   **Re: Education Management Corporation**
>   **Form 10-K for Fiscal Year Ended June 30, 2010**
>   **Filed September 1, 2010**
>   **Definitive Proxy Statement**
>   **Filed October 6, 2010**
>   **File No. 001-34466**

Dear Mr. Nelson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Item 1. Business

Student Admissions and Retention, page 10

1. You state in the last paragraph of this section that online students have a lower persistence rate than students attending onground schools. You also state that online programs are the fastest growing segment of your business. In future filings please discuss this trend in your Management's Discussion and Analysis including any impact on liquidity or capital resources, as well as, the continued growth of your business generally.

Item 7. Management's Discussion and Analysis…, page 58

Statement of Operations, page 60

2. In the last sentence of the first paragraph on page 60 you state that historically you have been able to pass along the rising cost of your programs to students through increases in tuition. On page 22, you state that the majority of your net revenues are sourced from Title IV federal educational loan programs, which have fixed limits based on degree programs and other factors. Please explain how you will continue to pass on expenses by raising tuition in light of the structure of Title IV funding limitations.

Operating cash flows, page 65

3. In the second paragraph on this page you state that you extended your credit terms to students at certain of your schools. Please explain the underlying reason for this action and its impact on your financial statements or other disclosed metrics including student loan default rates.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Item 2. Management's Discussion and Analysis…, page 22

Regulatory Environment, page 28

4. In the first paragraph on page 28 you state that the changes in regulation requiring 90 days advance notice to the U.S. Department of Education regarding any new academic program are inconsistent with many aspects of your business including growth and operations. Please tell us specifically how your business is impacted by this change in regulation. For example, please disclose how many programs currently being developed internally are immediately affected by this regulation.

5. In the third paragraph you discuss the changes in regulation regarding fully online classes offered by an institution not located in the same state as the online student. Please discuss what percentage of your student body and corresponding percentage of revenues are likely subject to this regulatory provision.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Security Ownership of Certain Beneficial Owners and Management, page 18

6. In future filings please revise your disclosure to include the tabular representation related to equity compensation plan information including all compensation plans previously approved by security holders and plans not previously approved by security holders. Refer to Item 201(d) of Regulation S-K.

Cash Bonuses, page 28

7. You state in the second paragraph on page 28 that your Board of Directors has the discretion to increase or decrease a bonus computed under the terms of the MICP by up to 20% of the amount otherwise payable under the plan. Under the first bullet point on the same page, you state that the 20% bonus awarded to Messrs. Nelson and West were approved by your Compensation Committee. In future filings, as applicable, please discuss what criteria, if any, the Compensation Committee considered when providing approval to the Board of Directors to grant this discretionary bonus. Additionally, discuss what relationship, if any, the discretionary bonus has to the financial and operational metrics of revenue, EBITDA and individual performance disclosed on pages 26 – 27.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 89

Segment Reporting, page 93

8. We note from your disclosures, that your chief operating decision maker allocates resources and assesses the performance of the Company at an education system level closely aligned to the brands it manages. We note from your disclosure on page six, that your schools are organized and managed to capitalize on recognized brands and align them with specific targeted markets based on field of study, employment opportunity, type of degree offering and student demographics. It appears that these four brands are your universities: The Art Institutes, Argosy University, Brown Mackie Colleges, and South University. You further state that you believe your organization structure meets the criteria for aggregating the education systems into a single reportable segment. Please tell us the operating segments you have identified in accordance with ASC 280-10-50 and your basis for aggregating these operating segments into one reportable segment in accordance with ASC 280-10-50-11. Please tell us about the measure of profit and loss reviewed by your chief operating decision maker and how you have determined that your education systems have similar economic characteristics. We note that the number of enrollments at The Art Institutes represented approximately 56% of your total enrollments as of October 2009. In this regard, please tell us how the economic characteristics of this education system, compares to others.

Note 6. Other Long-Term Assets, page 96

9. We refer to the Education Finance Loan program that you introduced in August 2008. Under this program, you purchase loans that are originated by a private lender. To help us understand the extent of this program, please describe the program to us, articulating your performance obligations under the agreement made with the private lender and any related risks and guarantees. Specifically, please tell us how you consider the 10-month

Todd S. Nelson
Education Management Corporation
February 4, 2011
Page 4

lag between the time a loan is originated by the private lender and when you purchase the loan. Please tell us if you are involved with the selection of student borrowers and if you are required to purchase a minimum amount of loans in a given period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

s/ Paul Fischer for

Larry Spirgel
Assistant Director

cc: Sent via facsimile to (412) 995-7322
J. Devitt Kramer
General Counsel